Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
General
The Company’s authorized capital stock currently consists of:
•60,000,000 shares of common stock, $0.01 par value per share; and
•10,000,000 shares of preferred stock, $0.01 value per share.
No shares of our preferred stock are currently outstanding. The Company’s common stock is traded on NASDAQ under the symbol “HTBI.”
Common Stock
The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Charter (the “Charter”) and our Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Charter, our Bylaws and the applicable provisions of Maryland General Corporation Law, for additional information.
Each share of our common stock has the same relative rights and is identical in all respects with each other share of our common stock. The Company’s common stock represents non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other government agency.
Subject to any prior rights of the holders of any preferred or other stock of the Company then outstanding, holders of our common stock are entitled to receive such dividends as are declared by the board of directors of the Company out of funds legally available for dividends.
Except with respect to greater than 10% stockholders, full voting rights are vested in the holders of our common stock and each share is entitled to one vote. Subject to any prior rights of the holders of any of our preferred stock then outstanding, in the event of a liquidation, dissolution or winding up of the Company, holders of shares of our common stock will be entitled to receive, pro rata, any assets distributable to stockholders in respect of shares held by them. Holders of shares of Company common stock do not have any preemptive rights to subscribe for any additional securities which may be issued by the Company, nor do they have cumulative voting rights.
In addition to the foregoing, provisions in our Charter and Bylaws may discourage attempts to acquire HomeTrust Bancshares, pursue a proxy contest for control of HomeTrust Bancshares, assume control of HomeTrust Bancshares by a holder of a larger block of common stock, and remove HomeTrust Bancshares’ management, all of which stockholders might think are in their best interests.
These provisions include:
•an 80% stockholder vote requirement for certain business combinations not approved by disinterested directors, for amendments to some provisions of the Charter and for any amendment of the Bylaws by stockholders;
•the election of directors to staggered terms of generally three years;
•provisions requiring advance notice of stockholder proposals and director nominations;
•a requirement that the calling of a special meeting by stockholders requires the written request of stockholders entitled to vote at least a majority of all votes entitled to vote at the meeting; and
•the removal of directors only for cause and by a vote of a majority of the outstanding shares of common stock.
Federal banking law also restricts acquisitions of control of bank holding companies such as HomeTrust Bancshares. In addition, the business corporation law of Maryland, the state where HomeTrust Bancshares is incorporated, provides for certain restrictions on acquisition of HomeTrust Bancshares.